

Mail Stop 3720

September 28, 2017

Yang Chen
Chief Financial Officer
iKang Healthcare Group, Inc.
B-6F, Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022
People's Republic of China

> **Re:** **iKang Healthcare Group, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2017**
> **Filed August 15, 2017**
> **File No. 001-36403**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 5

1.   We note your risk factor disclosure on page 7 concerning your proposed going-private transaction and that the announcement and pendency of the transaction could adversely affect your business, results of operations, and financial condition. Please expand your disclosure to quantify the costs, expenses, and fees you have incurred in connection with the pending transaction. Similarly, discuss whether and to what extent the price of your ADSs has declined as a result of the pendency of the going-private transaction in your risk factor on page 30.

Proposed Going-private Transaction, page 35

2.   With respect to your disclosure that your special committee is currently in the process of considering the proposal from Yunfeng Capital as well as various strategic alternatives, provide additional details about where the special committee stands in this process and what strategic alternatives the committee is considering. Also, consider disclosing the committee's planned timeline and whether certain factors are delaying a decision on the proposal.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Senior Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications